May 28, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:    Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-238579) of Brigham Minerals, Inc.

Ladies and Gentlemen:

On behalf of Brigham Minerals, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on June 1, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling Thomas Zentner at (713) 758-3671.

Thank you for your assistance in this matter.

[Signature Page Follows]

Securities and Exchange Commission

May 28, 2020

Very truly yours,

BRIGHAM MINERALS, INC.

By:	/s/ Kari A. Potts
Name:	Kari A. Potts
Title:	Vice President, General Counsel and Secretary

Signature Page to Accelaration Request